

December 10, 2014

<u>Via E-mail</u>
Declan James Harkin
Director
Georgia Worldwide PLC
11 Old Jewry, 6th Floor
London EC2R 8DU
United Kingdom

Re: Georgia Worldwide PLC
Amendment No. 1 to
Registration Statement on Form F-4
Filed November 21, 2014
File No. 333-199096

Dear Mr. Harkin:

        We have reviewed your responses to the comments in our letter dated October 28, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>Material United States Federal Income Tax Considerations, Page 108</u>

1. Please revise to state here that the discussion is the opinion of Wachtell, Lipton, Rosen & Katz. As such, please also remove the word "summarizes" in the first sentence and throughout this discussion, such as at page 110. In addition please have counsel revise the opinion filed as exhibit 8.1 to state that the prospectus discussion is the opinion of counsel and to have counsel consent to the inclusion of that opinion in the prospectus.

<u>Signatures, page II-3</u>

2. We note your response to our prior comment 39. Please revise the second half of the signature block to indicate which persons are signing in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer. Refer to From F-4, Instructions to Signatures.

<u>Exhibit Index, page II-4</u>

3. We note your response to our prior comment 40. Please provide us brief analyses as to why the lottery management services contracts, facilities management contracts, product sales contracts, and consortium agreements should not be filed as material contracts. In

addition we note references to a "GTECH credit facility" and a "revolving credit facility" throughout the prospectus that appear to predate the November 4, 2014 revolving credit facility. Please file all related loan agreements as exhibits tell us why this is not necessary.

Exhibit 5.1

4. Please revise paragraph 1.3.5 to the extent that counsel is opining that the issuance of the shares comports with English law. As such, clarify that this does not include the jurisdictional law as to which you are opining.

5. Refer to paragraph 2. The opinion appears to be assuming that the shares will be duly authorized from the wording in the opening sentence and from paragraphs 2.1.1. and 2.1.2. Please revise to remove this assumption or advise. Refer generally to Staff Legal Bulletin 19, available on our website at www.sec.gov.

6. Please revise the text in paragraph 3.1 "may only be relied upon by the persons to whom it is addressed. We do not assume any duty or liability of any nature to any other person." Shareholders are entitled to rely upon this opinion. Likewise please revise paragraph 3.2.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ John Dana Brown

for Susan Block
Attorney-Advisor

cc: Benjamin M. Roth, Esq.
        Wachtell, Lipton, Rosen & Katz